Exhibit 23.2

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of EQT Corporation of our report dated September 28, 2020, with respect to the consolidated financial statements of Alta Resources Development, LLC and its subsidiaries as of June 30, 2020 and 2019, and for each of the three years in the period ended June 30, 2020, which report appears in the Current Report on Form 8-K dated July 22, 2021 and is included in or made a part of this Registration Statement, and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

Houston, Texas
July 21, 2021